Exhibit 21

Subsidiaries of the Registrant

The Company or one of its wholly-owned subsidiaries owned the following percent of the outstanding common stock, voting securities and interests of each of the corporations listed below as of December 31, 2008:

Name	State or Other Jurisdiction of Incorporation	Percent Owned
Central Pacific Bank	Hawaii	100%
CPB Capital Trust I	Delaware	100%
CPB Capital Trust II	Delaware	100%
CPB Statutory Trust III	Connecticut	100%
CPB Capital Trust IV	Delaware	100%
CPB Statutory Trust V	Delaware	100%
CPB Real Estate, Inc.	Hawaii	100%
Citibank Properties, Inc.	Hawaii	100%
CB Technology, Inc.	Hawaii	100%
Central Pacific HomeLoans, Inc.	Hawaii	100%
Pacific Access Mortgage, LLC	Hawaii	50%
Lokahi Mortgage, LLC	Hawaii	50%
Gentry HomeLoans, LLC	Hawaii	50%
Towne Island Mortgage, LLC	Hawaii	50%
Pacific Island HomeLoans, LLC	Hawaii	50%
Hawaii Resort Lending, LLC	Hawaii	50%
Laulima Financial, LLC	Hawaii	50%
Pacific Portfolio, LLC	Hawaii	50%